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Mark Elias ███████████████

███ -- New Project

Mark Elias █████████████████████
To: ████████████████████████████████
Cc: Mark Elias █████████████████████

Mon, May 26, 2025 at 1:31 PM

Hey Mr. ███

Happy Monday! I hope your week is off to a good start!

I'm a filmmaker working on "We Could Be Heroes," a fast-paced crime comedy about a young, diverse gamer girl whose console is mysteriously stolen, and speaks to the concepts of family and sticking together while we follow her journey.

This film is a commercial gamer-centric story made with a lean budget to maximize the potential return, and we've recently secured a star name actor and are bringing on support via the equity crowdfunding platform WeFunder. (We have a lot of great perks and support levels, and entertainment projects can be a tax write off)

A little bit about me:
- 20+ years of experience in the industry, including a main cast member in two seasons of the FOX hit show 9-1-1 Lone Star.
- Shared the screen with Lisa Kudrow, Timothy Olphant, Walton Goggins, Angela Bassett, Rob Lowe, Liv Tyler, Octavia Spencer.
- My first two films were made with crowdfunding donations (Golden Boy, three film festival awards, and Boy Makes Girl, seven film festival awards) and this is a more ambitious story with a larger scope.
- My following project with some financing already attached tackles mental health in a unique and enlightening way.

If you have any questions I'm happy to jump on a zoom!

Sincerely,

Mark Elias
███████████████

http://www.imdb.com/name/nm1731797/

We Could Be Heroes is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Mark Elias